                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

      (Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

            FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

            For the transition period from _________ to _________.

            COMMISSION FILE NUMBER: 1-4188

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            NEWELL RUBBERMAID 401(K) SAVINGS PLAN

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            NEWELL RUBBERMAID INC.
            10B GLENDALE PARKWAY
            SUITE 600
            ATLANTA, GA 30328

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

      1.    Report of Independent Registered Public Accounting Firm

      2.    Statements of Assets Available for Benefits

      3.    Statement of Changes in Assets Available for Benefits

      4.    Notes to Financial Statements

      5.    Supplemental Schedule

Exhibits.   The following exhibits are filed as a part of this annual report:

            Exhibit 23.1 Consent of Ernst & Young LLP

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       NEWELL RUBBERMAID 401(k)
                                       SAVINGS PLAN

Date: June 26, 2004                    /s/ Tom Nohl
                                       ------------------------------
                                       Tom Nohl, Member,
                                       Plan Administrative Committee

Financial Statements and Supplemental Schedule

Newell Rubbermaid 401(k) Savings Plan

December 31, 2003 and 2002 and
year ended December 31, 2003
with Report of Independent Registered Public Accounting Firm

                      Newell Rubbermaid 401(k) Savings Plan

                 Financial Statements and Supplemental Schedule

           December 31, 2003 and 2002 and year ended December 31, 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm................................................   1

Financial Statements

Statements of Assets Available for Benefits............................................................   2
Statement of Changes in Assets Available for Benefits..................................................   3
Notes to Financial Statements..........................................................................   4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).........................................  11

             Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
   the Newell Rubbermaid 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of the Newell Rubbermaid 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                Ernst & Young, LLP
Chicago, Illinois
May 21, 2004

                      Newell Rubbermaid 401(k) Savings Plan

                   Statements of Assets Available for Benefits

                                                                                   DECEMBER 31
                                                                            2003                2002
                                                                            ----                -----
ASSETS
Investments                                                              $537,130,905        $450,240,147
Interest in Newell Rubbermaid Master Trust                                186,384,520         177,396,232
Employer contribution receivable                                            4,946,173           9,026,937
                                                                         ------------        ------------
Assets available for benefits                                            $728,461,598        $636,663,316
                                                                         ============        ============

See accompanying notes.

                      Newell Rubbermaid 401(k) Savings Plan

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2003

ADDITIONS
Investment income:
   Interest and dividends                                           $ 10,222,554
   Net investment income from Newell Rubbermaid Master Trust           8,264,912
   Net appreciation in fair value of investments                      47,556,445
                                                                    ------------
                                                                      66,043,911
Contributions:
   Participant                                                        41,262,812
   Employer                                                           24,480,292
   Rollover                                                            2,783,826
                                                                    ------------
                                                                      68,526,930
Transfer of assets from American Saw & Mfg. 401(k)
   Retirement Investment Plan                                         51,581,226
                                                                    ------------
Total additions                                                      186,152,067

DEDUCTIONS
Benefits paid to participants                                         94,164,297
Administrative expenses                                                  189,488
                                                                    ------------
Total deductions                                                      94,353,785
                                                                    ------------
Net increase                                                          91,798,282
Assets available for benefits - Beginning of year                    636,663,316
                                                                    ------------
Assets available for benefits - End of year                         $728,461,598
                                                                    ============

See accompanying notes.

                      Newell Rubbermaid 401(k) Savings Plan

                          Notes to Financial Statements

                          Year ended December 31, 2003

1.    DESCRIPTION OF THE PLAN

The following description of the Newell Rubbermaid 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

Certain employees of Newell Operating Company and subsidiaries (the Company) are eligible to participate in the Plan. Full-time employees, as defined, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined. The Plan is administered by the Benefit Plans Administrative Committee, which is appointed by the Board of Directors of the Company. UMB Bank, N.A. (UMB) was the trustee of the Plan through November 17, 2003. Effective November 18, 2003, JP Morgan Chase Bank was appointed trustee. UMB and JP Morgan Chase Bank have appointed American Century Services Corporation as the recordkeeper of the Plan and agent for them. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The portion of the Plan held in the Company Stock Fund is designated as an employee stock ownership plan (ESOP).

Effective December 31, 2002, the American Tool Companies, Inc. Salary Deferral and Profit Sharing Plan merged with the Plan.

Effective December 31, 2003, the American Saw & Mfg. 401(k) Retirement Investment Plan merged with the Plan.

CONTRIBUTIONS

Participants may elect to contribute up to 50% of pretax earnings, as defined by the Plan. A participant who is a resident of Puerto Rico shall be limited to 10% of pretax earnings. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Certain employees at the Graco's Children's Products Inc. Century Division receive a match equal to 50% of the first 6% of compensation contributed by the participant. Certain participants in the Plan are eligible for an annual

                      Newell Rubbermaid 401(k) Savings Plan
retirement contribution. Generally, participants must be employed on the last day of the Plan year to receive an allocation of the retirement contribution. In 2003 and 2002, the Company made a retirement contribution to the Plan equal to 3% and 6%, respectively, of eligible participants' eligible compensation.

PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and Company matching contributions and an allocation of: (a) the Company's retirement contribution, if applicable, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Prior to October 1, 2000, vesting in Company matching contributions occurred ratably over a five-year period. On October 1, 2000, all existing participants became fully vested in Company matching contributions. Employees enrolling in the Plan subsequent to October 1, 2000, are immediately vested in Company matching contributions. Retirement contributions vest over a graded seven-year period. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures available for future use were $715,185 and $1,119,844 at December 31, 2003 and 2002, respectively.

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant's account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2003, ranged from 4.25% to 11.6%. Principal and interest are paid ratably through monthly payroll deductions.

                      Newell Rubbermaid 401(k) Savings Plan

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of their account, or upon death, disability, or retirement, elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant's account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

INVESTMENT OPTIONS

All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan's investment funds. In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.

2.    SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for investment contracts, which are stated at contract value, the Plan's investments are stated at fair value, which for mutual funds and common stock equals the quoted market price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES

All normal costs and expenses of administering the Plan and trust are paid by the Plan's participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant's individual account.

                      Newell Rubbermaid 401(k) Savings Plan

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATION

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation.

3.    INVESTMENTS

During 2003, the Plan's investment (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                           NET REALIZED
                                                          AND UNREALIZED
                                                           APPRECIATION
                                                         IN FAIR VALUE OF
                                                           INVESTMENTS
                                                         ----------------
Common stock                                               $26,346,304
Mutual funds                                                21,210,141
                                                           -----------
                                                           $47,556,445
                                                           ===========

                      Newell Rubbermaid 401(k) Savings Plan

The fair market value of individual assets that represent 5% or more of the Plan's assets as of December 31 is as follows:

                                                                           2003               2002
                                                                           ----               ----
Newell Rubbermaid Inc. common stock                                     $75,192,188        $108,620,133
Janus Balanced Fund                                                               *          55,528,966
American Century Equity Index Fund                                       50,232,761          39,682,261
Franklin Small Cap Growth A Fund                                         54,914,083          36,607,115
J.P. Morgan Diversified Fund                                             45,663,290          34,489,549
American Century Income and Growth Fund                                  50,345,668                   *
PIMCO Total Return Fund                                                  48,857,700          34,902,138
Growth Fund of America                                                   78,514,907                   *

*Below 5% threshold.

4.    MASTER TRUST FINANCIAL INFORMATION

Certain of the Plan's investments are held in the Newell Rubbermaid Master Trust (Master Trust) along with the investments of another Company-sponsored plan, the Rubbermaid Retirement Plan for Collectively Bargained Associates.

The Master Trust consists of the Stable Value Fund, which invests primarily in guaranteed investment contracts and synthetic guaranteed investment contracts. The fund also includes a short-term interest fund in the amount of $5,219,537 and $10,622,209 at December 31, 2003 and 2002, respectively. The fund is included in the financial statements at contract value as reported by the respective insurance companies. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses.

The blended crediting interest rate for the fund was 4.02% and 4.97% as of December 31, 2003 and 2002, respectively. The fund's blended rate of return for the 2003 year was 4.43%.

The crediting rates are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

                      Newell Rubbermaid 401(k) Savings Plan

Fidelity Management Trust Company serves as the trustee for the assets of the Master Trust.

Each participating plan has an undivided interest in the net assets of the Master Trust. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 78.9% and 68.6%, respectively. Investment income and expenses are allocated among participating plans based upon the value of the participant accounts attributed to each plan.

The Master Trust investments at December 31 are as follows:

                                                  2003                2002
                                                  ----                ----
Investments at contract value:
  Stable Value Fund                            $236,357,098        $224,911,951

Investment income for the Master Trust for the year ended December 31, 2003, is as follows:

Interest and dividends                                              $10,420,651

The contract values and fair values of investment contracts included in the Stable Value Fund as of December 31, 2003 and 2002, are as follows:

                                         CONTRACT VALUE                          FAIR VALUE
                                      2003               2002               2003                2002
                                      ----               ----               ----                ----
Guaranteed investment
   contracts                     $    9,284,462      $  65,335,005     $    9,882,826       $  65,335,005
Synthetic guaranteed
   investment contracts             221,853,099        148,954,737        229,869,690         139,486,885
                                 --------------      -------------     --------------       -------------
                                 $  231,137,561      $ 214,289,742     $  239,752,516       $ 204,821,890
                                 ==============      =============     ==============       =============

Included in the fair value of synthetic guaranteed investment contracts as of December 31, 2003 and 2002, are wrapper contracts with a total estimated fair value of $8,016,591 and $(9,467,852), respectively. The wrappers guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

                      Newell Rubbermaid 401(k) Savings Plan

5.    RELATED PARTY TRANSACTIONS

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan. All other costs are paid out of the Plan's assets, except to the extent the Administrative Committee elects to have such expenses paid directly by the Company.

6.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the application requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

8.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

9.    SUBSEQUENT EVENT

For plan years beginning after and including January 1, 2004, no retirement contributions will be made to the Plan.

                              Supplemental Schedule

                      Newell Rubbermaid 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

                                December 31, 2003

                 IDENTITY OF ISSUE                                                         CURRENT VALUE
                 -----------------                                                         -------------
PIMCO Total Return Fund                                                                    $  48,857,700
J.P. Morgan Diversified Fund                                                                  45,663,290
American Century Equity Income Fund                                                            8,650,702
American Century Income and Growth Fund                                                       50,345,668
American Century Equity Index Fund                                                            50,232,761
Janus Balanced Fund                                                                            2,749,744
Franklin Small Cap Growth A Fund                                                              54,914,083
UAM ICM Small Company Fund                                                                    12,351,534
Columbia Small Cap Fund                                                                        6,574,445
American Century International Growth Fund                                                    29,376,394
Growth Fund of America                                                                        78,514,907
Newell Rubbermaid Inc. common stock*                                                          75,192,188
MSI Small Co. Growth B Fund                                                                        7,257
NB Genesis Trust Fund                                                                          1,524,374
Templeton Growth A Fund                                                                        2,272,577
CS Emerging Growth Corn Fund                                                                   3,804,426
MSI Value Equity B Fund                                                                          176,166
Fidelity Growth & Income Portfolio                                                             8,703,510
Fidelity Blue Chip Growth Fund                                                                10,187,555
Fidelity Freedom Income Fund                                                                      74,028
Fidelity Freedom 2000 Fund                                                                        96,059
Fidelity Freedom 2010 Fund                                                                       489,117
Fidelity Freedom 2020 Fund                                                                       981,259
Fidelity Freedom 2030 Fund                                                                       790,488
Fidelity Retirement Money Market Fund                                                            840,497
Fidelity Freedom 2040 Fund                                                                        49,269
Fidelity Managed Income Portfolio                                                             14,863,640
Brokerage Accounts                                                                             3,086,109
Participant loans (various maturities, interest rates
  from 4.25% to 11.6%)                                                                        25,761,158
                                                                                            ------------
                                                                                            $537,130,905
                                                                                            ============

*Party                                 in                              interest.

                                      -2-